Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada  V6C 3R8

Tel:         604 654 4000
Fax:         604 654 4048

News Release

August 27, 2007

Catalyst drive for improvement continues

Vancouver, BC– Catalyst Paper continued the year-long focus on improving its competitive position with the announcement of further staffing reductions. This downsizing of 85 employees, accomplished largely through early retirement, is expected to deliver annualized savings of $13 million on one-time severance costs of $16 million. A majority of the reductions will take place at the Crofton and Elk Falls mills.

“Competitive indicators for staffing levels in the industry show this restructuring step will bring us within reach of best quartile benchmarks,” said Richard Garneau, president and chief executive officer. “Market pressures are not easing up and it is essential that we continue to take prudent and timely steps to restore profitability while strengthening our position in key product segments.”

Implementation of the total corporate overhaul program, including downsizing of 565 positions, centralization of functions and the relocation of the Vancouver office to Richmond is on track to be completed by year-end with expected savings of $58 to $63 million annually on one-time costs of $61 million.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills located within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

Certain matters described in this release are forward-looking, including statements with respect to anticipated savings and cost reductions, and improvements in profitability. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212